SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 ______________

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                 Medirisk, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of class of securities)

                                  584794 10 9
                                 (CUSIP number)

                               Laurence H. Powell
                        10 Piedmont Center, Suite 800
                            Atlanta, Georgia 30305
                                (770) 988-1300
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               January 28, 1997
           (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.







                       (Continued on following pages)
                             (Page 1 of 5 Pages)

                                                                SCHEDULE 13D


CUSIP NO. 584794 10 9                13D                    PAGE 2 OF 5 PAGES



     1    NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Laurence H. Powell

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                                 (b)  [ ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          PF

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)                                           [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                    7    SOLE VOTING POWER
     NUMBER OF           314,357
      SHARES
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            0
       EACH
    REPORTING       9    SOLE DISPOSITIVE POWER
   PERSON WITH           314,357

                    10   SHARED DISPOSITIVE POWER
                         0

     11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
          314,357

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [ ]
          EXCLUDES CERTAIN SHARES*

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.8%

     14   TYPE OF REPORTING PERSON*
          IN

                                                       Page 3 of 5 Pages
                                                       Schedule 13D
                                                       Laurence H. Powell

                                 MEDIRISK, INC.
                            (CUSIP NO. 584794 10 9)


ITEM 1.   SECURITY AND ISSUER

     This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of Medirisk, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Two Piedmont Center, Suite 400, 3565 Piedmont Road, N.E., Atlanta, GA 30305-1502.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)  This statement is filed with respect to Laurence H. Powell.

     (b) Mr. Powell's business address is 10 Piedmont Center, Suite 800, Atlanta, Georgia 30305.

     (c) Mr. Powell is an individual investor who is self-employed, and his principal business address is 10 Piedmont Center, Suite 800, Atlanta, Georgia 30305.

     (d) Mr. Powell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Powell has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

     (f)  Mr. Powell is a United States Citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Powell acquired the shares of Common Stock with personal funds in the aggregate amount of $410,000.

ITEM 4.   PURPOSE OF TRANSACTION

     Mr. Powell acquired the shares of Common Stock for personal investment purposes. Mr. Powell may purchase additional securities of the Issuer in the future. Mr. Powell does not presently have any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Powell currently beneficially owns 314,357 shares of the Issuer's Common Stock, representing 7.8 percent of the currently outstanding shares of Common Stock. The aggregate percentage of shares of Common Stock reported owned by Mr. Powell is based upon 4,031,752 shares currently outstanding, as set forth in the Issuer's Registration Statement on Form S-1, Registration
No. 333-12311.

                                                       Page 4 of 5 Pages
                                                       Schedule 13D
                                                       Laurence H. Powell

     (b) Mr. Powell has sole voting power and sole dispositive power with respect to all 314,357 shares of Common Stock.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Powell and certain other persons are entitled to certain rights with respect to the registration of shares of the Issuer's Common Stock under the terms of that certain Investor Registration Agreement dated October 28, 1996 (the "Investor Agreement"). Pursuant to the Investor Agreement, the Issuer granted to Mr. Powell (and the other parties thereto) three demand registrations at the Issuer's expense and unlimited demand registrations at their expense, subject to certain restrictions. In addition, Mr. Powell (and the other parties to the Investor Agreement) are permitted to participate in any offering, subject to certain restrictions, in the event the Issuer proposes to register any of its equity securities under the Securities Act of 1933, as amended.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

     None.

                                                       Page 5 of 5 Pages
                                                       Schedule 13D
                                                       Laurence H. Powell

                                        SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        April 18, 1997
                                        (Date)


                                        /s/ Laurence H. Powell
                                        (Signature)


                                        Laurence H. Powell
                                        (Name)